Wellstone Filters, Inc.

                               250 Crown Boulevard
                              Timberlake, NC 27583
                                  336-597-8300



February 21, 2006

Via Edgar Transmission and Facsimile
------------------------------------

Gary Newberry
Division of Corporate Finance
United States Security and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:               Wellstone Filters, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed April 15, 2005
                  Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Filed May 16, 2005
                  File No. 0-28161


Dear Mr. Newberry:

Set forth below is the response on behalf of Wellstone Filters, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated December 29, 2005 (the "Comment Letter"), concerning the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed April 15, 2005 and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005, filed May 16, 2005. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company. Also attached are the revised filings on the Form 10-KSB/A and the Form 10-QSB/A. Each page is marked to show the changes from the documents filed on April 15, 2005 and May 16, 2005, respectively.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

Management's Discussion and Analysis or Plan of Operations, page 12
-------------------------------------------------------------------

1. Your discussion indicates you have patented technology for cigarette filters. Your disclosure on page 9 indicates these patents were owned by Cerami Consulting and that the rights under these patents are licensed to you. Tell us how and when you obtained the licenses to the patents to which you refer, what consideration was given to obtain the patents, and how the transaction was valued and recorded on your financial statements. We may have further comment.

Gary Newberry
February 21, 2006
Page 2

         Cerami Consulting Corporation ("Cerami") licensed the patents to Wellstone Filters, LLC ("Wellstone"), on a royalty free basis, pursuant to a Licensing Agreement (the "Agreement"), dated September 14, 1999, by and between Cerami and Wellstone. Under the terms of the Agreement, Wellstone did not pay Cerami any consideration for the license, but agreed to pay all future costs for development, manufacture and commercialization of the technology, including any future costs related to the patent. At the time of the execution of the Agreement, Cerami and Wellstone were each owned by Carla Cerami Hand and Learned Jeremiah Hand. Wellstone and Cerami were under common control when the Agreement was executed and no consideration was paid to Cerami, by Wellstone, therefore, it was determined that the cost basis of the Agreement was $0.

         In May 2001, Wellstone completed a reverse merger with the Company and the Company assumed the terms and conditions of the Agreement. As a result of the Company assuming the Agreement, the Company became responsible for all future costs for the development, manufacture and commercialization of the patent, including any legal or filing fees, and such costs have been expensed as they were incurred.

2. It appears your business is substantially dependent on licensed patents for cigarette filter technology. File any contracts related to these patents as exhibits to your amended Form 10-KSB, or incorporate such documents by reference as appropriate. Such exhibits are required and defined in Regulation S-B ss.601(a) and (b)(10)(i)(B).

         As requested, we have filed the Agreement as Exhibit 10.9.

3. Expand your Management's Discussion and Analysis to address the 15,000,000 shares of common stock issued to a related party for services rendered.

         We revised the disclosure as requested. Please note, we have also amended Item 12 to adequately disclose the related party transaction.

Controls and Procedures, page 15
--------------------------------

4. You have stated that you conducted an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2004, as required by Regulation S-B ss.307. Provide your conclusions as to the effectiveness of your disclosure controls and procedures as of December 31, 2004, as required by Regulation S-B ss.307.

         We revised the disclosure as requested.

Exhibits, page 21
-----------------

5.       Based on our review of your filing, we note that:

Gary Newberry
February 21, 2006
Page 3


         o      You have issued warrants in connection with debt,
         o You have issued 15,000,000 shares of common stock for services, and
         o You have issued a total of 22,500,000 options to your Chief Executive and Chief Financial Officers in fiscal 2004 as compensation.

         Please file the following exhibits related to the above items as part of your amended Form 10-KSB, or incorporate such documents by reference as appropriate. Such exhibits are required and defined in regulation S-B ss.601(a) and (b) as follows:

         o Instruments defining the rights of security holders, as defined in Regulation S-B ss.601(b)(4),
         o Material contracts, as defined in Regulation S-B ss.601(b)(10)(i)(A), including any contract to which directors or officers are parties, and
         o Any compensatory contract adopted without the approval of security holders pursuant to which equity may be awarded or any compensatory plan in which any employee participates, as defined in Regulation S-B ss.601(b)(10)(ii)(B).

         We previously filed the Warrants as Exhibit 10.5 on our Current Report on Form 8-K, dated November 30, 2004 and we revised the Exhibit list on our Annual Report on Form 10-KSB/A to include Exhibit 10.6 which incorporates the previously filed Warrants by reference. We did not enter into a written agreement with Jehu Hand in connection with our issuance of 15,000,000 shares of common stock to him as payment for professional legal services that he rendered to the Company. Please note, we previously filed Exhibit 10.4 in regards to the option agreements and such exhibit includes a schedule of details as permitted.

Exhibits 31.1 and 31.2, page 21
-------------------------------

6. We note that the wording of your certifications does not conform to the requirements as specified in Financial Releases 33-8238. Please provide the correctly worded certifications in an amended filing.

         We amended the certifications as requested.

Financial Statements
--------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note 4.  Related Party Transactions, page 9
-------------------------------------------

7. Your disclosure on pages 2 and 9 indicates the patents licensed to you are owned by Cerami Consulting Company. Tell us why you believe Cerami Consulting Company is not a related party as defined under Statement of Financial Accounting Standards (SFAS) Number 57. Otherwise, provide the disclosures required under SFAS 57 with respect to the patent licensing agreements. In particular, address the requirements SFAS 57, paragraph 4.

         We believe that Cerami Consulting Corporation is a related party and we revised the disclosure as requested. Due to Cerami's status as a related party, we also revised the disclosure in Item 12.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
-------------------------------------------------------
Controls and Procedures, page 14
--------------------------------

8. We note your disclosure that your Chief Executive Officer and your Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective, in enabling the Company to record, process, summarize and report information required to be included in the Company's periodic SEC filings within the required period of time. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Gary Newberry
February 21, 2006
Page 4

         We revised the disclosure as requested to clarify that our disclosure controls and procedures were neither effective nor adequately designed to ensure that information required to be disclosed by us is accurately recorded, processed, summarized and reported within the specified time periods.

9. We note that your auditors identified material weaknesses in conjunction with their audits of the financial statements for the fiscal year ended December 31, 2004. You stated in your Form 10-KSB/A that you were in the process of improving your internal controls over financial reporting and that additional efforts were needed. As such, it is unclear how you were able to certify that disclosure controls and procedures were effective as of March 31, 2005, particularly since you state in your Form 10-QSB/A that there were not material changes in your internal controls over financial reporting during the first quarter.

         Revise your filing to disclose what remedial steps were implemented during this quarter to allow you to reach your conclusion as to the effectiveness of your disclosure controls and procedures as of March 31, 2005.

         We revised the disclosure as requested to clarify that despite the implementation of remedial steps in our disclosure controls and procedures we have not yet corrected the various deficiencies in our internal controls over financial reporting.

In submitting this comment response letter, we hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB, Form 10-QSB and this comment response letter, and all amendments and supplements thereto. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the amended Form 10-K or Form 10-Q, please feel free to call either myself (336) 597-8300 or Paul J. Pollock (212-940-8555) or Evan L. Greebel (212-940-6383) of
Katten Muchin Rosenman LLP.



Very truly yours,



/s/Samuel Veasey
----------------
Samuel Veasey
Chief Financial Officer

Enclosures